Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On March 17, 2019, Fidelity National Information Services, Inc. (“FIS”), Wrangler Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of FIS, and Worldpay, Inc. (“Worldpay”) entered into the merger agreement pursuant to which, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Worldpay, with Worldpay surviving the merger, and becoming a wholly owned subsidiary of FIS (the “merger”).

On the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each share of the Class A common stock of Worldpay (other than excluded shares) will be converted into the right to receive 0.9287 shares of common stock of FIS and $11.00 in cash.

In addition, each outstanding Worldpay equity award, other than any award granted under the ESPP, or the SAYE Plans, will automatically and without any action on the part of the holder, be converted into an equity award denominated in shares of FIS common stock based on the equity exchange ratio.

FIS intends to borrow up to $11.1 billion of permanent financing to fund the cash portion of the merger consideration, the repayment of certain outstanding Worldpay bank debt and notes, and costs and expenses of the merger. Concurrently with entering into the merger agreement, FIS entered into a commitment letter with Barclays Bank PLC, Goldman Sachs USA and Goldman Sachs Lending Partners LLC (the “lenders”), pursuant to which the lenders have committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $7.5 billion. In September 2018, FIS established a commercial paper program for the issuance and sale of senior, unsecured commercial paper notes, up to a maximum aggregate amount outstanding at any time of $4 billion. The commercial paper notes have maturities of up to 397 days from the date of issue. FIS expects to replace the bridge term loan facility prior to the closing of the merger with permanent financing, which FIS currently expects to include the issuance of senior notes denominated in U.S. dollars, Euro and/or Sterling (collectively, the “Senior Notes”), together with additional commercial paper and/or revolving credit borrowings. Depending on market conditions, FIS may choose to leave outstanding Worldpay’s existing senior unsecured notes (“Worldpay Notes”), in an aggregate principal amount of approximately $1.7 billion as of March 31, 2019, which would reduce the amount of permanent financing FIS would seek to raise. For purposes of these unaudited pro forma condensed combined financial statements, FIS has assumed that the new FIS permanent financing will consist of $7.5 billion aggregate principal of Senior Notes and $1.9 billion principal amount of commercial paper, and that the foregoing Worldpay Notes remain outstanding following the merger. For the purposes hereof, the new funds raised are assumed to be used for the cash portion of the merger consideration, the repayment of the outstanding Worldpay bank debt (which is required to be repaid in connection with the merger), and costs and expenses of the merger. The amount and type of permanent financing could be different from that presented in these pro forma condensed combined financial statements. If FIS were to borrow additional amounts and use them to instead repay all of the outstanding Worldpay Notes, make-whole redemption premiums and accrued interest on the Worldpay Notes in the aggregate amount of $159 million as of March 31, 2019 would also be payable.

Completion of the merger is subject to the satisfaction or waiver of the conditions to the closing, including the approval of the Worldpay merger proposal by the requisite vote of Worldpay stockholders at the Worldpay special meeting and approval of the FIS share issuance proposal by the requisite vote of FIS shareholders at the FIS special meeting.

The following unaudited pro forma condensed combined financial statements give effect to the merger and include adjustments for the following:

•	certain reclassifications to conform historical financial statement presentation of FIS and Worldpay;

•	the proceeds and uses of the Senior Notes and commercial paper program;

•

application of the acquisition method of accounting under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, which we refer to as ASC 805, “Business Combinations,” to reflect estimated merger consideration of approximately $43.3 billion (approximately $34.1 billion in share consideration based on the closing price of FIS common stock on May 2, 2019, approximately $3.4 billion of cash consideration and $5.8 billion in repayment of Worldpay debt required to be repaid in connection with the merger (which includes accrued interest), in exchange for 100% of all outstanding Worldpay Class A common stock (there are no outstanding shares of Worldpay Class B common stock as of May 2, 2019);

•	transaction costs in connection with the merger; and

•

transaction costs in connection with Worldpay’s acquisition of Worldpay Group plc in January 2018. For purposes of the unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2018, FIS did not include the pro forma effect of Worldpay Group plc from January 1, 2018 through January 15, 2018, as the impact was not considered material to the combined company financial information.

The following unaudited pro forma condensed combined financial statements and related notes are based on and should be read in conjunction with (i) the historical unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2019 and the related notes included in FIS’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, (ii) the historical unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2019 and the related notes included in Worldpay’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, which financial statements were filed as Exhibit 99.2 to FIS’ current report on Form 8-K filed May 13, 2019 (the “FIS May 8-K”) (we refer to (i) and (ii) as the 2019 first quarter financial statements), (iii) the historical audited consolidated financial statements of FIS and the related notes included in FIS’ Annual Report on Form 10-K for the year ended December 31, 2018, and (iv) the historical audited consolidated financial statements of Worldpay and the related notes included in Worldpay’s Annual Report on Form 10-K for the year ended December 31, 2018, which financial statements were filed as Exhibit 99.1 to the FIS May 8-K (we refer to (iii) and (iv) as the 2018 year-end financial statements).

The unaudited pro forma condensed combined statements of earnings for the three months ended March 31, 2019 and the year ended December 31, 2018 combine the historical consolidated statements of earnings of FIS and Worldpay that are included in the applicable 2019 first quarter financial statements and 2018 year-end financial statements, giving effect to the merger as if it had been completed on January 1, 2018. The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2019 combines the historical consolidated balance sheets of FIS and Worldpay that are included in the applicable 2019 first quarter financial statements, giving effect to the merger as if it had been completed on March 31, 2019.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statement of earnings, expected to have a continuing effect on the combined results of FIS and Worldpay. The unaudited pro forma condensed combined financial statements contained herein do not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the merger.

The unaudited pro forma condensed combined financial statements and related notes are being provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the merger been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under U.S. GAAP. The acquisition method of accounting is dependent upon certain procedures, such as valuations, appraisals, and discussions and input from Worldpay management, which have to be performed to obtain the necessary information to recognize the acquired assets and liabilities at fair value. At this time, these activities have yet to progress to a stage where there is sufficient information for a definitive measurement.

FIS has not identified all adjustments necessary to conform Worldpay’s accounting policies to FIS’ accounting policies. Upon completion of the merger, or as more information becomes available, FIS will perform a more detailed review of Worldpay’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information. Further, there were no material transactions and balances between FIS and Worldpay as of and for the three months ended March 31, 2019 and the year ended December 31, 2018.

The value of the total merger consideration will be determined based on (i) the closing price of FIS common stock on the closing date and the number of issued and outstanding shares of Worldpay Class A common stock immediately prior to the closing, and (ii) the outstanding debt of Worldpay required to be repaid as of the closing date, which may differ from the amount of debt outstanding as of March 31, 2019.

As a result of the foregoing, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will arise, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

Upon completion of the merger, a final determination of the fair value of Worldpay’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma condensed combined financial statements may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company’s statement of earnings. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma condensed combined financial statements.

Fidelity National Information Services, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2019

(In millions)

	FIS Historical	Worldpay Historical (Rounded)	Pro Forma Financing Adjustments	Note 4		Pro Forma Acquisition Adjustments	Note 4		Total FIS
	March 31, 2019	March 31, 2019							Pro Forma Combined
		Note 2
ASSETS
Current assets:
Cash and cash equivalents	$576	$108	$9,350	4	(a)	(9,329)	4	(a)	$705
Settlement deposits	666	4,964	—			—			5,630
Trade receivables, net	1,451	1,710	—			—			3,161
Contract assets	123	—	—			—			123
Settlement receivables	346	—	—			—			346
Other receivables	150	—	—			—			150
Prepaid expenses and other current assets	299	622	—			—			921

Total current assets	3,611	7,404	9,350			(9,329)			11,036
Property and equipment, net	556	213	—			—			769
Goodwill	13,544	14,302	—			22,844	4	(c)	50,690
Intangible assets, net	3,019	2,939	—			7,561	4	(b)	13,519
Computer software, net	1,777	880	—			(675)	4	(b)	1,982
Other noncurrent assets	1,028	1,475				(1,329)	4	(e)	1,174
Deferred contract costs, net	538	74	—			(74)	4	(b)	538

Total assets	$24,073	$27,287	$9,350			$18,998			$79,708

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, accrued and other liabilities	$1,068	$1,866	$—			$(8)	4	(d)	$2,926
Settlement payables	946	5,680	—			—			6,626
Deferred revenue	854	30	—			—			884
Short-term borrowings	600	—	1,900	4	(d)	—			2,500
Current portion of long-term debt	53	242	—			(219)	4	(d)	76

Total current liabilities	3,521	7,818	1,900			(227)			13,012
Long-term debt, excluding current portion	8,562	7,298	7,450	4	(d)	(5,556)	4	(d)	17,754
Deferred income taxes	1,351	470	—			1,415	4	(e)	3,236
Deferred revenue	681	—	—			—			681
Other long-term liabilities	55	1,089	—			—			1,144

Total liabilities	14,170	16,675	9,350			(4,368)			35,827

Equity:
Total FIS equity	9,896	—	—			33,968	4	(f)	43,864
Total Worldpay equity	—	10,602	—			(10,602)	4	(f)	—
Noncontrolling interest	7	10	—			—			17

Total equity	9,903	10,612	—			23,366			43,881

Total liabilities and equity	$24,073	$27,287	$9,350			$18,998			$79,708

See accompanying notes to unaudited pro forma condensed combined financial information.

Fidelity National Information Services, Inc.

Unaudited Pro Forma Condensed Combined Statement of Earnings

For The Three Months Ended March 31, 2019

(In millions, except per share amounts)

	FIS Historical	Worldpay Historical (Rounded)	Pro Forma Financing Adjustments	Note 5		Pro Forma Acquisition Adjustments	Note 5		Total FIS	Note 5
	For the Three Months Ended March 31, 2019	For the Three Months Ended March 31, 2019							Pro Forma Combined
		Note 2
Revenue	$2,057	$970	$—			$8	5	(a)	$3,035
Cost of revenue	1,381	618	—			37	5	(b)	2,036

Gross profit	676	352	—			(29)			999
Selling, general and administrative expenses	361	245	—			(18)	5	(b)	588
Asset impairments	—	—	—			—			—

Operating income	315	107	—			(11)			411

Other income (expense):
Interest expense, net	(75)	(72)	(77)	5	(c)	57	5	(c)	(167)
Other income (expense), net	(52)	4	—			(32)	5	(b)	(80)

Total other income (expense), net	(127)	(68)	(77)			25			(247)

Earnings before income taxes and equity method investment earnings (loss)	188	39	(77)			14			164
Provision (benefit) for income taxes	32	—	(16)	5	(d)	3	5	(d)	19
Equity method investment earnings (loss)	(7)	—	—			—			(7)

Net earnings (loss)	149	39	(61)			11			138
Less: Net (earnings) loss attributable to non-controlling interests	(1)	(2)	—			1	5	(e)	(2)

Net earnings (loss) attributable to shareholders	$148	$37	$(61)			$12			$136

Earnings (loss) per common share from continuing operations
Basic	$0.46								$0.22
Diluted	$0.45								$0.22
Weighted average common shares outstanding:
Basic	323								612	5	(f)
Diluted	326								615	5	(f)

See accompanying notes to unaudited pro forma condensed combined financial information.

Fidelity National Information Services, Inc.

Unaudited Pro Forma Condensed Combined Statement of Earnings

For The Year Ended December 31, 2018

(In millions, except per share amounts)

	FIS Historical	Worldpay Historical (Rounded)	Pro Forma Financing Adjustments	Note 5		Pro Forma Acquisition Adjustments	Note 5		Total FIS	Note 5
	For the Year Ended December 31, 2018	For the Year Ended December 31, 2018							Pro Forma Combined
		Note 2
Revenue	$8,423	$3,925	$—			$27	5	(a)	$12,375
Cost of revenue	5,569	2,463	—			129	5	(b)	8,161

Gross profit	2,854	1,462	—			(102)			4,214
Selling, general and administrative expenses	1,301	1,123	—			(114)	5	(b)	2,310
Asset impairments	95	—	—			—			95

Operating income	1,458	339	—			12			1,809

Other income (expense):
Interest income	17	11	—			—			28
Interest expense	(314)	(316)	(312)	5	(c)	233	5	(c)	(709)
Other income (expense), net	(57)	(42)	—			—			(99)

Total other income (expense), net	(354)	(347)	(312)			233			(780)

Earnings before income taxes and equity method investment earnings (loss)	1,104	(8)	(312)			245			1,029
Provision (benefit) for income taxes	208	(28)	(66)	5	(d)	51	5	(d)	165
Equity method investment earnings (loss)	(15)	—	—			—			(15)

Net earnings (loss)	881	20	(246)			194			849
Less: Net (earnings) loss attributable to non-controlling interests	(35)	(7)	—			4	5	(e)	(38)

Net earnings (loss) attributable to shareholders	$846	$13	$(246)			$198			$811

Earnings (loss) per common share from continuing operations
Basic	$2.58								$1.31
Diluted	$2.55								$1.31
Weighted average common shares outstanding:
Basic	328								617	5	(f)
Diluted	332								621	5	(f)

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of pro forma presentation

The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statements of earnings for the three months ended March 31, 2019 and the year ended December 31, 2018 combine the historical consolidated statements of earnings of FIS and Worldpay included in the applicable 2019 first quarter financial statements and 2018 year-end financial statements, giving effect to the merger as if it had been completed on January 1, 2018. The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2019 combines the historical consolidated balance sheets of FIS and Worldpay included in the applicable 2019 first quarter financial statements, giving effect to the merger as if it had been completed on March 31, 2019.

FIS’ and Worldpay’s historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. As discussed in Note 2, certain reclassifications were made to align FIS’ and Worldpay’s financial statement presentation. FIS has not identified all adjustments necessary to conform Worldpay’s accounting policies to FIS’ accounting policies. Upon completion of the merger, or as more information becomes available, FIS will perform a more detailed review of Worldpay’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information. Further, there were no material transactions and balances between FIS and Worldpay as of and for the three months ended March 31, 2019 and the year ended December 31, 2018.

The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with FIS considered the acquirer of Worldpay. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of Worldpay based upon management’s preliminary estimate of their fair values as of March 31, 2019. FIS has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Worldpay assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets. Accordingly, apart from intangible assets, Worldpay assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary fair values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to revision based on a final determination of fair value.

All amounts presented within these Notes to Unaudited Pro Forma Condensed Combined Financial Statements are in millions, except per share data or as denoted otherwise.

2. Worldpay and FIS reclassification adjustments

During the preparation of these unaudited pro forma condensed combined financial statements, management performed a preliminary analysis of Worldpay’s financial information to identify differences in accounting policies as compared to those of FIS and differences in financial statement presentation as compared to the presentation of FIS. At the time of preparing these unaudited pro forma condensed combined financial statements, FIS had not identified all adjustments necessary to conform Worldpay’s accounting policies to FIS’ accounting policies. The below adjustments represent FIS’ best estimates based upon the information currently available to FIS and could be subject to change once more detailed information is available.

Refer to the table below for a summary of reclassification adjustments made to present Worldpay’s consolidated balance sheet as of March 31, 2019 to conform presentation:

Worldpay Historical Consolidated Statement of Financial Position Line Items	FIS Historical Consolidated Balance Sheet Line Items	Worldpay Historical Consolidated Statement of Financial Position	Reclassification (Rounded)			Worldpay Adjusted Historical Consolidated Balance Sheet (Unaudited, Rounded)
(in millions)
Cash and cash equivalents	Cash and cash equivalents	$107.9	$—			$108
Accounts receivable—net	Trade receivables, net	1,710.2	—			1,710
Settlement assets and merchant float		4,964.0	(4,964)	(a	)	—
	Settlement deposits	—	4,964	(a	)	4,964
Prepaid expenses		83.1	(83)	(b	)	—
Other		538.9	(539)	(b	)	—
	Prepaid expenses and other current assets	—	622	(b	)	622
Property, equipment and software—net		1,093.3	(1,093)	(c	)	—
	Property and equipment, net	—	213	(c	)	213
	Computer software, net	—	880	(c	)	880
Intangible assets—net	Intangible assets, net	2,983.5	(44)	(d	)	2,939
Goodwill	Goodwill	14,302.0	—			14,302
Deferred taxes		1,283.7	(1,284)	(d	)	—
Other assets		220.6	(221)	(d	)	—
	Deferred contract costs, net	—	74	(d	)	74
	Other noncurrent assets	—	1,475	(d	)	1,475
						—
Accounts payable and accrued expenses		1,147.1	(1,147)	(e	)	—
Settlement obligations	Settlement payables	5,680.2	—			5,680
Current portion of notes payable		219.3	(219)	(f	)	—
Current portion of tax receivable agreement obligations		71.4	(71)	(e	)	—
Deferred income	Deferred revenue	29.5	—			30
Current maturities of finance lease obligations		23.2	(23)	(f	)	—
Other		647.4	(647)	(e	)	—
	Accounts payable, accrued and other liabilities		1,866	(e	)	1,866
	Current portion of long-term debt		242	(f	)	242
Notes payable	Long-term debt, excluding current portion	7,269.3	28	(h	)	7,298
Tax receivable agreement obligations		890.2	(890)	(g	)	—
Finance lease obligations		28.4	(28)	(h	)	—
Deferred taxes	Deferred income taxes	469.9	—			470
Other		199.4	(199)	(g	)	—
	Other long-term liabilities	—	1,089	(g	)	1,089
Non-controlling interests	Noncontrolling interest	10.4	—			10
Total Worldpay, Inc. Equity	Total Worldpay Equity	10,601.5	—			10,602

(a)	Represents a reclassification of settlement assets and merchant float to conform to FIS presentation.
(b)	Represents a reclassification of prepaid expenses and other to conform to FIS presentation.
(c)	Represents a reclassification of property, equipment and software—net to conform to FIS presentation.

(d)	Represents a reclassification of deferred taxes, deferred contract costs and other assets to conform to FIS presentation.
(e)	Represents a reclassification of accounts payable and accrued expenses, current portion of tax receivable agreement obligations and other to conform to FIS presentation.*
(f)	Represents a reclassification of current portion of notes payable and current maturities of finance lease obligations to conform to FIS presentation.
(g)	Represents a reclassification of tax receivable agreement obligations and other to conform to FIS presentation.
(h)	Represents a reclassification of finance lease obligations to conform to FIS presentation.
*	Amounts may not sum due to rounding.

Refer to the table below for a summary of reclassification adjustments made to Worldpay’s consolidated statement of income for the three months ended March 31, 2019 to conform presentation:

Worldpay Historical Consolidated Statement of Income Line Items	FIS Historical Consolidated Statement of Earnings Line Items	Worldpay Historical Consolidated Statement of Income	Reclassification (Rounded)			Worldpay Adjusted Historical Consolidated Statement of Income (Unaudited, Rounded)
(in millions)
Revenue	Revenue	$970.0	$—			$970
	Cost of revenue	—	618	(a	)	618
Sales and marketing		290.9	(291)	(a	)	—
Other operating costs		181.0	(181)	(a	)	—
General and administrative		127.4	(127)	(a	)	—
Depreciation and amortization		264.4	(264)	(a	)	—
	Selling, general and administrative expenses	—	245	(a	)	245
Interest expense—net	Interest expense, net	(72.1)	—			(72)
Non-operating (expense) income	Other income (expense), net	3.5	—			4
Income tax (benefit) expense	Provision (benefit) for income taxes	(0.4)	—			—
Net income attributable to non-controlling interests	Net (earnings) loss attributable to noncontrolling interest	(1.7)	—			(2)
Net income attributable to Worldpay, Inc.	Net earnings (loss) attributable to shareholders	36.4	—			37

(a)

Represents a reclassification of general and administrative to selling, general and administrative expenses to conform to FIS presentation. In addition, represents a reclassification of sales and marketing, other operating costs and depreciation and amortization to align in proportion to cost of revenue and selling, general and administrative expenses of FIS.

Refer to the table below for a summary of reclassification adjustments made to Worldpay’s consolidated statement of income for the year ended December 31, 2018 to conform presentation:

Worldpay Historical Consolidated Statement of Income Line Items	FIS Historical Consolidated Statement of Earnings Line Items	Worldpay Historical Consolidated Statement of Income	Reclassification (Rounded)			Worldpay Adjusted Historical Consolidated Statement of Income (Unaudited, Rounded)
(in millions)
Revenue	Revenue	$3,925.4	$—			$3,925
	Cost of revenue	—	2,463	(a	)	2,463
Sales and marketing		1,131.7	(1,132)	(a	)	—

Worldpay Historical Consolidated Statement of Income Line Items	FIS Historical Consolidated Statement of Earnings Line Items	Worldpay Historical Consolidated Statement of Income	Reclassification (Rounded)			Worldpay Adjusted Historical Consolidated Statement of Income (Unaudited, Rounded)
(in millions)
Other operating costs		698.0	(698)	(a	)	—
General and administrative		662.1	(662)	(a	)	—
Depreciation and amortization		1,095.0	(1,095)	(a	)	—
	Selling, general and administrative expenses	—	1,123	(a	)	1,123
Interest expense—net		(304.9)	305	(b	)	—
	Interest income	—	11	(b	)	11
	Interest expense	—	(316)	(b	)	(316)
Non-operating (expense) income	Other income (expense), net	(41.8)	—			(42)
Income tax (benefit) expense	Provision (benefit) for income taxes	(27.7)	—			(28)
Net income attributable to non-controlling interests	Net (earnings) loss attributable to noncontrolling interest	(6.8)	—			(7)
Net income attributable to Worldpay, Inc.	Net earnings (loss) attributable to shareholders	12.8	—			13

(a)

Represents a reclassification of general and administrative to selling, general and administrative expenses to conform to FIS presentation. In addition, represents a reclassification of sales and marketing, other operating costs and depreciation and amortization to align in proportion to cost of revenue and selling, general and administrative expenses of FIS.*

(b)	Represents a reclassification of interest income and interest expense to conform to FIS presentation.
*	Amounts may not sum due to rounding.

3. Preliminary purchase price allocation

Refer to the table below for the preliminary calculation of estimated value of the merger consideration:

Preliminary Calculation of Estimated Value of the Merger Consideration

(in millions except per share amounts)	Note		Amount (Rounded)
Cash consideration:	(i)
US dollars per share of Worldpay per merger agreement		$11
Shares of Worldpay as of May 2, 2019 of 311,240,008		311

Estimated cash consideration to be paid to Worldpay stockholders pursuant to the merger agreement			$3,424

Share consideration:	(i)
Shares of Worldpay as of May 2, 2019 of 311,240,008		311
Exchange ratio per merger agreement		0.9287

FIS common shares to be issued		289
Closing share price of FIS on May 2, 2019 of $117.80 per share		$117.80

Estimated value of FIS common shares to be issued to Worldpay stockholders pursuant to the merger agreement			34,050

Estimated repayment of Worldpay’s debt (including accrued interest)	(ii)		5,823

Preliminary fair value of estimated total merger consideration	(iii)		$43,297

(i)

Under the terms of the merger agreement, at the effective time, Worldpay Class A common stockholders will be entitled to receive 0.9287 shares of FIS common stock, par value $0.01 per share plus $11.00 in cash for each outstanding share of Worldpay Class A common stock. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated merger consideration is based on the total Worldpay Class A common stock issued and outstanding as of May 2, 2019 and the closing price per share of FIS common stock on May 2, 2019 as well as cash consideration of $11.00 per share. A 10% change in the closing price per share of FIS common stock would increase or decrease the estimated fair value of share consideration transferred by approximately $3.4 billion.

(ii)

Worldpay’s existing Term A Loans, Term B Loans and Revolving Credit Facility are required to be repaid in connection with the merger. Based on the amounts of Worldpay debt reflected as outstanding on the Worldpay balance sheet as of March 31, 2019, a total of $5,815 million aggregate principal amount is to be repaid. In addition, accrued interest of approximately $8 million associated with the Worldpay debt is to be paid in connection with such repayment. Amounts outstanding under the various Worldpay debt arrangements will change between the date of the Worldpay balance sheet as of March 31, 2019 used for purposes of these unaudited pro forma condensed combined financial statements and the closing date. Accordingly, the amount of Worldpay debt actually repaid on the closing date may differ from the amount to be repaid as of the date of these unaudited pro forma condensed combined financial statements.

(iii)

Pursuant to the merger agreement, each outstanding Worldpay equity award, other than any award granted under the ESPP, or the SAYE Plans, will automatically and without any action on the part of the holder, be converted into an equity award denominated in shares of FIS common stock based on the equity award exchange ratio. FIS has not completed its analysis and calculations related to eligible employees and vesting schedules in sufficient detail necessary to arrive at fair value at this time; however, the impact is not expected to be material in the context of the transaction. Any corresponding adjustment may result in the recognition of an incremental component of purchase consideration transferred, which is not currently reflected in the preliminary estimate of merger consideration.

The preliminary estimated merger consideration as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of Worldpay based on their preliminary estimated fair values. As mentioned above in Note 1, FIS has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Worldpay assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets. Accordingly, assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary fair values. The fair value assessments are preliminary and are based upon available information and certain assumptions, which FIS believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma condensed combined financial statements.

The following table sets forth a preliminary allocation of the estimated merger consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Worldpay using Worldpay’s unaudited consolidated statement of financial position as of March 31, 2019, with the excess recorded to goodwill:

Description	Amount
(in millions)
Preliminary fair value of estimated total merger consideration	$43,297
Assets
Cash and cash equivalents	108
Settlement deposits	4,964
Trade receivables, net	1,710
Prepaid expenses and other current assets	622
Property and equipment, net	213
Intangible assets, net	10,500
Computer software, net	205
Other noncurrent assets	146

Total assets	18,468
Liabilities
Accounts payable and accrued liabilities	1,858
Settlement payables	5,680
Deferred revenue	30
Current portion of long-term debt	23
Long-term debt, excluding current portion	1,742
Deferred income taxes	1,885
Other long-term liabilities	1,089

Total liabilities	12,307
Noncontrolling interest	10

Less: Net assets	6,151

Goodwill	$37,146

4. Adjustments to the unaudited pro forma condensed combined balance sheet

Refer to the items below for a reconciliation of the pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet:

(a)	Reflects the sources and uses of funds relating to the merger as follows:

Description	Note	Amount
(in millions)
Pro forma financing adjustments:
Proceeds from Senior Notes	(i)	$7,450
Proceeds from commercial paper program	(i)	1,900

		$9,350

Pro forma acquisition adjustments:
Cash consideration paid to Worldpay shareholders	(ii)	$(3,424)
Repayment of Worldpay debt	(iii)	(5,823)
Cash paid for transaction costs	(iv)	(82)

		$(9,329)

(i)

To fund amounts payable in connection with the merger, FIS has assumed for the purposes hereof that the new FIS permanent financing will include $7.5 billion aggregate principal of Senior Notes and approximately $1.9 billion of borrowings under its existing commercial paper program. The proceeds for the Senior Notes above are net of estimated debt issuance costs of approximately $50 million.

(ii)	At the effective time, Worldpay holders of Class A common stock will be entitled to receive $11.00 in cash per each outstanding share of Worldpay Class A common stock.
(iii)

Worldpay’s existing Term A Loans, Term B Loans and revolving credit facility are required to be repaid in connection with the merger. Based on the amounts of Worldpay debt reflected as outstanding on the Worldpay balance sheet as of March 31, 2019, a total of $5,815 million aggregate principal amount is to be repaid. In addition, accrued interest of approximately $8 million associated with the Worldpay debt is to be paid in connection with such repayment. Amounts outstanding under the various Worldpay debt arrangements will change between the date of the Worldpay balance sheet as of March 31, 2019 used for purposes of these unaudited pro forma condensed combined financial statements and the closing date. Accordingly, the amount of Worldpay debt actually repaid on the closing date may differ from the amount to be repaid as of the date of these unaudited pro forma condensed combined financial statements.

(iv)	Reflects estimated cash paid for transaction costs to be incurred by FIS and Worldpay.

(b)	Reflects an adjustment to intangible assets, net based on a preliminary fair value assessment:

Description	Note	Amount
(in millions)
Fair value of intangible assets acquired	(i)	$10,500
Removal of Worldpay historical intangible assets		(2,939)

Pro forma adjustment to intangible assets, net		7,561

Pro forma adjustment to remove Worldpay historical internally developed computer software assets	(i)	(675)
Pro forma adjustment to remove Worldpay historical deferred contract costs	(ii)	(74)

(i)

FIS determined a preliminary fair value estimate of intangible assets based on a review of prior FIS acquisitions and similar acquisitions within the industry. The intangible assets, including customer relationships, technology and trade names, have been amortized based on estimated useful lives ranging from 5 to 10 years. Historical internally developed software is removed from the computer software, net line item as it is included in the fair value of intangible assets in the table above. The fair value estimate for intangible assets may change at the closing date as compared to the estimate used for purposes of these unaudited pro forma condensed combined financial statements. In addition, the fair value of technology assets acquired included within the total intangible value determined as of the closing date will be classified on the consolidated balance sheet as computer software, net, as opposed to the intangible assets, net classification in these unaudited pro forma condensed combined financial statements.

(ii)	This pro forma adjustment represents the removal of various Worldpay historical deferred contract costs, which do not qualify for recognition as assets under the acquisition method of accounting.

(c)	Reflects an adjustment to goodwill based on the preliminary purchase price allocation:

Description
(in millions)	Note	Amount
Fair value of consideration transferred in excess of the preliminary fair value of assets acquired and liabilities assumed	(i)	$37,146
Removal of Worldpay’s historical goodwill		(14,302)

Pro forma adjustment to goodwill		$22,844

(i)

Goodwill represents the excess of the estimated merger consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed. Refer to the preliminary estimated merger consideration allocation above for more details.

(d)

FIS intends to borrow up to $11.1 billion of permanent financing to fund the cash portion of the merger consideration, the repayment of certain outstanding Worldpay bank debt and notes, and costs and expenses of the merger. Concurrently with entering into the merger agreement, FIS entered into the commitment letter with the lenders, pursuant to which the lenders have committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $7.5 billion. In addition, in September 2018, FIS established a commercial paper program for the issuance and sale of senior, unsecured commercial paper notes, up to a maximum aggregate amount outstanding at any time of $4 billion. FIS expects to replace the bridge term loan facility prior to the closing of the merger with permanent financing, which FIS currently expects to include the issuance of the Senior Notes, together with additional commercial paper and/or revolving credit borrowings. Depending on market conditions, FIS may choose to leave outstanding the Worldpay Notes in an aggregate principal amount of approximately $1.7 billion as of March 31, 2019, which would reduce the amount of permanent financing FIS would seek to raise. For purposes of these unaudited pro forma condensed combined financial statements, FIS has assumed that the new FIS permanent financing will consist of $7.5 billion aggregate principal of Senior Notes and $1.9 billion principal amount of commercial paper, and that the foregoing Worldpay Notes remain outstanding following the merger. For the purposes hereof, the new funds raised are assumed to be used for the cash portion of the merger consideration, the repayment of the outstanding Worldpay bank debt (which is required to be repaid in connection with the merger), and costs and expenses of the merger. The amount and type of permanent financing could be different from that presented in these pro forma condensed combined financial statements. If FIS were to borrow additional amounts and use them to instead repay all of the outstanding Worldpay Notes, make-whole redemption premiums and accrued interest on the Worldpay Notes in the aggregate amount of $159 million as of March 31, 2019 would also be payable. Refer to the table below for a summary of the impact that these assumed financing arrangements would have on the short and long-term debt balances and refer to Note 5 for details on the impact that these assumed financing arrangements would have on the unaudited pro forma condensed combined statement of earnings.

Description (in millions)	Note	Amount
Pro forma financing adjustments:
Commercial paper program	(i)	$1,900

Pro forma financing adjustment to short-term borrowings		$1,900

Senior Notes	(ii)	$7,500
Less: Capitalized debt issuance costs of Senior Notes	(ii)	(50)

Pro forma financing adjustment to long-term debt, excluding current portion		$7,450

Pro forma acquisition adjustments:
Repayment of Worldpay debt
Pro forma acquisition adjustment to accrued interest	(iii)	$(8)
Pro forma acquisition adjustment to current portion of long-term debt	(iii)	(219)
Pro forma acquisition adjustment to long-term debt, excluding current portion	(iii)	(5,556)

(i)	For purposes hereof, FIS has assumed that it will utilize $1.9 billion under the commercial paper program.
(ii)

For purposes hereof, FIS has assumed that it will issue $7.5 billion in aggregate principal amount of the Senior Notes. There are approximately $50 million of debt issuance costs expected to be incurred in connection with the $7.5 billion assumed principal amount of Senior Notes.

(iii)

Worldpay’s existing Term A Loans, Term B Loans and Revolving Credit Facility are required to be repaid in connection with the merger. Based on the amounts of Worldpay debt reflected as outstanding on the Worldpay balance sheet as of March 31, 2019, a total of $5,775 million is therefore removed ($5,815 million aggregate principal amount outstanding net of $40 million unamortized debt issuance costs), comprising current portion of long-term debt of $219 million and noncurrent portion of long-term debt of $5,556 million. In addition, approximately $8 million of accrued interest outstanding at March 31, 2019 related to the Worldpay debt is removed.

(e)	Reflects an adjustment to other noncurrent assets and deferred income taxes based on the following:

Description (in millions)	Note	Amount
Removal of Worldpay’s deferred tax asset—partnership basis	(i)	$(1,253)
Removal of Worldpay’s historical customer incentives	(ii)	(76)

Pro forma acquisition adjustment to other noncurrent assets		$(1,329)

Deferred income tax liability on fair value step-up of intangible assets	(iii)	$1,415

Pro forma acquisition adjustment to deferred income taxes		$1,415

(i)

A portion of Worldpay’s deferred tax assets as of March 31, 2019 is related to a partnership tax basis adjustment created prior to the termination of the partnership in the first quarter of 2019. Upon termination, this tax basis converted to inside tax basis in excess of inside book basis. Post-merger, Worldpay’s inside book basis will be in excess of its inside tax basis. Therefore, this pro forma adjustment removes Worldpay’s historical deferred tax asset related to the partnership basis of approximately $1,253 million. FIS will still receive the benefit of this tax basis over time as the related tax asset is amortized.

(ii)	This pro forma adjustment represents the removal of Worldpay historical customer incentives, which do not qualify for recognition as assets under the acquisition method of accounting.
(iii)

Reflects a deferred income tax liability resulting from the preliminary fair value adjustment to intangible assets. The estimate of the deferred tax liability was determined based on the book and tax basis difference using an estimated blended statutory income tax rate of 21%. This estimate of the deferred income tax liability is preliminary and is subject to change based upon FIS’ final determination of the fair values of identifiable intangible assets acquired by jurisdiction.

(f)	Reflects an adjustment to FIS and Worldpay equity based on the following:

Description (in millions)	Note	Amount
Fair value of common stock issued to the sellers	(i)	$34,050
Acquisition related transaction costs	(ii)	(82)

Pro forma adjustments to Total FIS equity		$33,968

Pro forma adjustment to remove Worldpay’s historical shareholder’s equity		$(10,602)

(i)	As disclosed in Note 3 the estimated value of FIS common shares to be issued pursuant to the merger agreement is approximately $34.0 billion.
(ii)	Represents estimated transaction costs to be incurred by FIS and Worldpay.

5. Adjustments to the unaudited pro forma condensed combined statement of earnings

Refer to the items below for a reconciliation of the adjustments reflected in the unaudited pro forma condensed combined statements of earnings:

(a)

In the unaudited pro forma condensed combined balance sheet, other noncurrent assets specifically related to incentives paid to customers were removed as they do not qualify for recognition as assets under the acquisition method of accounting. Therefore, this adjustment to revenue represents the removal of amortization related to these assets recorded in the historical Worldpay statement of income for the three months ended March 31, 2019 and the year ended December 31, 2018.

(b)

The following tables include adjustments to the unaudited pro forma condensed combined statement of earnings for cost of revenue, selling, general and administrative expenses and other income (expense), net. The newly acquired intangible assets have been amortized based on estimated useful lives ranging from 5 to 10 years. Pro forma amortization expense includes amortization expense for the newly identified intangible assets, including customer relationships, trade names and technology, less the amortization expense on Worldpay’s historical intangible assets, including internally developed software and deferred contract costs. FIS is still in the process of evaluating the fair value of the intangible assets. Any resulting change in the fair value would have a direct impact to amortization expense, which could be material. For selling, general and administrative expenses, the one-time transaction costs of approximately $121 million for the year ended December 31, 2018 related to the acquisition of Worldpay Group plc were also removed. One-time transactions costs of $13 million incurred by FIS and $7 million incurred by Worldpay in connection with the merger for the three months ended March 31, 2019 were removed. For other income (expense), net, the one-time transaction cost of approximately $32 million of financing fees related to the bridge facility commitment letter that were incurred by FIS for the three months ended March 31, 2019 were also removed.

Description	Estimated Fair Value	Estimated Useful Life	Three Months Ended March 31, 2019	Year Ended December 31, 2018
(in millions)
Cost of revenue—amortization expense for intangible assets	$10,500	5-10 years	$272	$1,088
Less: Cost of revenue—historical Worldpay intangible amortization			(187)	(778)
Less: Cost of revenue—historical Worldpay internally developed software amortization			(43)	(166)
Less: Cost of revenue—historical Worldpay deferred contract costs amortization			(5)	(15)

Net pro forma amortization adjustment to cost of revenue			$37	$129

Description	Estimated Fair Value	Estimated Useful Life	Three Months Ended March 31, 2019	Year Ended December 31, 2018
(in millions)
Selling, general and administrative expenses—amortization expense for intangible assets	$10,500	5-10 years	$15	$62
Less: Selling, general and administrative expenses—historical Worldpay intangible amortization			(11)	(44)
Less: Selling, general and administrative expenses—historical Worldpay internally developed software amortization			(2)	(10)
Less: Selling, general and administrative expenses—historical Worldpay deferred contract costs amortization			—	(1)

Net pro forma adjustment to selling, general, and administrative expenses—amortization			2	7
Less: Worldpay’s acquisition of Worldpay Group plc transaction costs			—	(121)
Less: FIS’ and Worldpay’s transaction costs in connection with the merger			(20)	—

Net pro forma amortization adjustment to selling, general, and administrative expenses			$(18)	$(114)

(c)	Historical interest expense has been adjusted as follows:

Interest expense on Senior Notes—pro forma financing adjustment:

Represents the increased interest expense for the three months ended March 31, 2019 and the year ended December 31, 2018 of approximately $77 million and $312 million, respectively. For these unaudited pro forma condensed combined financial statements, FIS assumes the Senior Notes have a weighted average interest rate of 3.32% and the senior, unsecured commercial paper notes under the commercial paper program bear an interest rate of 2.79%. Based on the principal amounts of Senior Notes and commercial paper assumed to be issued, a 1/8% increase (decrease) in the annual interest rates on the debt assumed to be issued would cause the net earnings to (decrease) increase for the three months ended March 31, 2019 by ($3 million) and $3 million, respectively, and for the year ended December 31, 2018 by ($12 million) and $12 million, respectively.

Elimination of historical Worldpay interest expense—pro forma acquisition adjustment:

Represents the elimination of interest expense on the existing Worldpay Term A Loans, Term B Loans and Revolving Credit Facility, which are required to be extinguished as a part of the merger. The decrease in interest expense for the three months ended March 31, 2019 and the year ended December 31, 2018 was approximately $57 million and $233 million, respectively.

(d)

To record the income tax impact of the pro forma adjustments utilizing an estimated blended statutory income tax rate of 21% for the three months ended March 31, 2019 and the year ended December 31, 2018.

(e)

Worldpay historically owned a controlling interest in Worldpay Holding, LLC and therefore consolidated its financial results and recorded a non-controlling interest for the economic interests in Worldpay Holding, LLC held by Fifth Third Bank, which primarily represented Fifth Third’s minority share of net earnings or loss of equity in Worldpay Holding, LLC. The Class B units presented on the historical Worldpay financial statements represented the interest in Worldpay Holding, LLC. Pursuant to the merger agreement, the outstanding Class B common stock of Worldpay, if any, and the outstanding Class B units of Worldpay Holding, LLC, if any, will be automatically cancelled. Therefore, any non-controlling interest held would also cease to exist. On March 14, 2019, Fifth Third Bank exchanged all of the Class B units of Worldpay Holdings, LLC for shares of Worldpay Class A common stock pursuant to the exchange agreement. As a result, all of Fifth Third Bank’s shares of Worldpay Class B common stock were cancelled. As such, the net income attributable to non-controlling interests of Fifth Third Bank of approximately $1.1 million and $4.2 million, as disclosed in the Worldpay 2019 first quarter and 2018 year-end financial statements, respectively, is removed from the unaudited pro forma condensed combined statement of earnings. Worldpay also recorded a non-controlling interest relating to a 51% ownership in a joint venture, which will survive the transaction.

(f)

The pro forma basic and diluted earnings per share calculations are based on the basic and diluted weighted average shares of FIS plus shares issued as part of the merger. The pro forma basic and diluted weighted average shares outstanding are a combination of historic weighted average shares of FIS common stock and the share impact as part of the merger. In connection with the merger, FIS agreed to convert certain equity awards held by Worldpay employees into FIS equity awards. At this time, FIS has not completed its analysis and calculations related to eligible employees and vesting schedules in sufficient detail necessary to arrive at fair value; however, the impact is not expected to be material in the context of the transaction and thus has not been reflected in the diluted weighted average shares. Weighted average shares outstanding are as follows:

Pro forma basic weighted average shares (in millions)	Three Months Ended March 31, 2019	Year Ended December 31, 2018
Historical FIS weighted average shares outstanding—basic	323	328
Shares of FIS common stock to be issued to Worldpay stockholders pursuant to the merger	289	289

Pro forma weighted average shares—basic	612	617

Pro forma diluted weighted average shares (in millions)	Three Months Ended March 31, 2019	Year Ended December 31, 2018
Historical FIS weighted average shares outstanding—diluted	326	332
Shares of FIS common stock to be issued to Worldpay stockholders pursuant to the merger	289	289

Pro forma weighted average shares—diluted	615	621